Exhibit 99.2

CODE OF CONDUCT AND CONFLICT OF INTEREST

While the Bank encourages employees to participate in various civic and professional organizations, it is important that the Bank’s ethical standards for employees are not compromised and that conflicts of interest are avoided. Business relationships must be carefully scrutinized to avoid even the appearance of impropriety. If any staff member, officer or director is unclear of the impact of the Bank’s policies upon a personal, non-Bank situation, it is important to seek guidance from Bank management prior to entering into that transaction or situation. The following policy outlines the Bank’s expectations regarding the proper conduct of its employees and officers. Violation of any of these requirements will result in appropriate disciplinary action, which may include immediate termination of employment. Further, many of the provisions contained in this policy are based upon legal requirements and violations can involve criminal penalties.

Conflict of Interest – Bank Transactions – A conflict of interest exists whenever a staff member has a financial interest, direct or indirect, with a customer doing business with the Bank, and in the opinion of the Bank, that interest is of such extent that it might affect his judgment or decision on behalf of the Bank. All staff members, officers and directors must immediately disclose to the Human Resources Director any situation which s/he believes may be a potential conflict of interest.

A Bank officer or staff member shall not represent the Bank in any transaction in which he has any material connection or substantial interest. Specifically, a material connection includes the involvement of any family member. Family members include spouse, son, daughter, father, mother, brother, sister, father-in-law, mother-in-law, daughter-in-law, son-in-law, brother-in-law, sister-in-law, grandparent, grandchild, niece, nephew, cousin or any members of a household from this list of relatives. Transactions involving close personal friends may also provide potential for such conflict of interest.

The definition of the phrase substantial interest includes situations in which the Bank Officer or staff member’s decision/judgement may be influenced by his/her interest in the transaction. Therefore, each different situation may give rise to a different interpretation of this phrase.

If in doubt, officers and staff members are encouraged to seek guidance from the Human Resources Director, or simply refer questionable situations to a disinterested officer or staff member.

The term “transaction” for purposes of this policy, includes activities which relate to Bank services and products. Examples include but are not limited to, approval of bank overdrafts, authorizing or accepting checks on uncollected funds, waiving bank charges, late charges or other fees. It also includes making loans, waiving financial statements or other similar types of activities.

No officer or staff member shall acquire for the Bank any service, goods, equipment, machinery, property or securities from a firm, broker, vendor, or contractor in which he has a substantial financial interest or material connection as defined herein without first advising the Bank’s President in writing.

Personal Affairs – Because of the great element of trust involved in the job, Bankers are usually more subject to public censure for bad habits or mismanagement of their personal lives than those engaged in other professions. The staff member, therefore, has a responsibility to conduct his personal affairs in such a manner which avoids any unfavorable reflection upon the Bank.

The conscientious staff member will use common sense, good ethical standards and discretion as a guide to proper personal conduct.

If in the judgment of the Bank’s management, a staff member fails to maintain these standards of personal conduct, appropriate disciplinary action, which may include termination of employment, will occur.

Solicitations – In order to maintain proper cleanliness and order in the workplace, it is the policy of the Bank that the distribution of any literature or other written material within the work areas or during work time is not permitted.

Telephone Conduct – Employees should always use proper telephone etiquette when using Bank telephones. While it is not unusual for employees to make or receive an occasional personal telephone call, please keep these calls to a minimum since our phones are to be used for Bank business. Employees must not use Bank telephones to place long distance calls unless they are not charged to the Bank.

Business Dealings With Customers – The Bank encourages staff members to patronize any customer engaged in legitimate professional or business activities. However, the staff member must not use information obtained through these connections with the Bank, in any way, while dealing with this customer. Particularly prohibited is the use of Bank information to obtain special terms or price concessions.

Requests for Professional Advice – Customers may request that bank employees refer them to a particular professional (attorney, accountant, etc.). With prior approval of management, the employee may provide a list of qualified professionals from which the customer may select. Otherwise, bank employees must not provide positive nor negative information nor endorsements regarding such professionals. Additionally, employees are prohibited from giving advice or opinions regarding matters which require specialized knowledge, training and experience unless they are properly licensed and are providing such advice in the ordinary course of their employment with the bank (legal, investments, tax, accounting, etc.).

Outside Employment – Staff members who desire employment unrelated to their work at the Bank must carefully avoid conflicts regarding employment transactions, hours of work or any other potential issue which may interfere with Bank activities. You must bear in mind that your commitment to the Bank is your first responsibility. Although you normally work certain hours, making you available for outside employment, you must remember on occasions your job with the Bank may create extra demands upon your time, and you must make that commitment your priority. You must notify the Human Resources Director that you are seeking employment in a supplemental job. If you do not secure permission, you are subject to dismissal. Permission will not be granted for employment with a competitive company or corporation.

Community Involvement – Because we believe that growth and progress of our Bank depends on the growth and progress of our community, we encourage staff members to take an active role in civic and community organizations and projects. These outside activities make our community a better place in which to live and work. The Bank is proud to have its staff members involved in such endeavors. If time away from work is anticipated, it is important to obtain prior approval from your supervisor.

Personal Letters, Published Articles and Public Affairs – When writing personal letters or articles to be published and when participating in public affairs, employees must assure that they do not appear to represent the Bank. Personal letters, articles, etc. should not be written on Bank letterhead or mailed in Bank envelopes. Endorsements, testimonials, publications and participation in public or political affairs, should be undertaken by employees only in a manner which will not be misinterpreted as endorsements by the Bank.

Political Involvement – Staff members participating in political activities do so as individuals and not as representatives of the Bank. The Bank’s name may not be used in any manner, nor may political contributions be made in the name of the Bank. No entertainment endeavor may be conducted so as to be construed as a bribe of a public official.

Any employee desiring to run for an elective political office or to accept an appointment to a governmental office should inform the Bank’s President in order to insure that the duties of that office and possible time away from the job will not create a conflict with the Bank’s expectations.

Confidential Information – Employees are required to comply with the provisions of Federal and State law regarding the maintenance and disclosure of certain customer information. For example, reporting specified currency and other funds transactions under the Bank Secrecy Act is mandatory. Except for the requirements of such legal mandates, confidential information pertaining to any of the Bank’s customers, prospective customers, products or procedures must be handled in a secure manner and may not be revealed to any persons outside of the Bank except by court order, nor used in any manner for personal gain. Further, under no circumstances may a staff member obtain or knowingly assist others to obtain unauthorized confidential information about any individual, nor perform any unauthorized computer function or knowingly provide inaccurate, misleading, altered or incomplete information regarding any account or document.

Confidential information acquired through the course of employment about the Bank and its customers and suppliers is to be used solely for bank purposes and not as a basis for furthering a private interest or as a means of personal gain.

An employee may not seek, gain access to, Nor disclose confidential information of customers or Bank employees for any unauthorized purpose. This includes credit information, account data and any other confidential information possessed by the Bank. Disclosure of such information to other Bank personnel should be kept to a minimum on a need-to-know basis.

Our customers must have complete trust in our ability to handle confidential information. All employees must conduct themselves in a way that will reflect positively on the Bank and will enhance the confidence of our customers. Should you have a request for information which you are not authorized to release, refer that request to your supervisor or an officer.

“Insider” Information – Material, “insider” (nonpublic) information regarding the corporate affairs of the Bank or any of its affiliates must not be discussed outside the Bank or with non-bank personnel until after such information has been made public. Employees, officers and directors are prohibited from using such information for personal gain or to benefit others. Requests for such information must immediately be referred to the President.

Misappropriation of Bank Property – It is inappropriate for an officer or staff member to use corporate materials such as official stationary, equipment, manpower or any other assets for personal or non-job related purposes.

Investments – It is improper for a Bank officer or employee to invest in a Bank customer’s business unless the interest is acquired through an organized exchange, and the Bank has no access to confidential information. It is improper for a Bank officer or employee to subscribe to new issues of stock in a Bank customer’s business. Major exchanges require that members avoid handling speculative accounts of Bank employed persons without consent of the employer. Speculative investments such as margin buying, short accounts, puts, calls, or combinations are discouraged. No Bank officer or employee will invest in a customer’s business or enable others to do so as a result of inside information.

There are no restrictions placed on investing in U.S. government securities, municipal bonds, or mutual funds.

Prohibition of Certain Gifts, Fees, and Loans – The Federal Bribery Act prohibits a customer from offering or giving and the Bank’s employees, officers or agents from soliciting or receiving gifts (or anything of value) in connection with any of the Bank’s business transactions or confidential information. Bank employees, officers and directors must neither solicit nor accept anything of value in exchange for any bank transaction or service or in exchange of any of the Bank’s confidential information. Soliciting or accepting anything of value either before or after a bank transaction is evidence of wrongdoing. This statute includes severe punishment including fines and/or imprisonment for those who violate it. Bank employees, officers and directors must strictly adhere to the letter and spirit of this law. It is essential that those in doubt seek guidance from bank management before engaging in conduct which may violate this law.

There are, however, certain specific situations in which the acceptance of gifts or special benefits may be permissible. Such situations may include those that involve: (a) gifts or special benefits from relatives or close, personal friends when it is clear that the motivation for giving the gift or benefit is based upon the relationship rather than Bank business, (b) situations where the item would be paid for by the Bank as a reasonable business expense if it were not paid for by the other party, (c) situations where the special benefit given is available to the general public under the same conditions. (d) situations in which meals, refreshments, travel arrangements, accommodations or entertainment of reasonable value are provided in the course of a bona fide business meeting or similar business development event, (e) items given which are promotional in nature and are items of nominal value such as pens, calendars or key chains; (f) also excluded from this prohibition are gifts of reasonable value related to special occasions such as holidays, weddings, retirement, or job promotion. The value of these gifts would generally not exceed $50. (g) civic, charitable, educational or other organizational awards for recognition of achievement are also situations where gifts may be accepted. There may be situations where other benefits or items of value may be accepted without violating the law. Such situations should be approved by the Human Resource Director based on a full, written disclosure of all relevant facts and should be consistent with the bank bribery statute. Any significant gifts, entertainment or special benefits accepted under the exceptions described in this paragraph should be reported to your supervisor and a record made of the gift or incident and forwarded to the Human Resources Director.

1.	An officer or employee may not do indirectly what he or she is prohibited from doing directly, to include but not limited to arranging to have a member of his/her family accept a gift from a customer.

2.	An officer or employee must not use business opportunities developed for the Bank for personal gain.

3.	Under no circumstances shall any employee take any action on any account or perform any other bank transaction in which that employee has a direct or indirect financial or other interest. When requests are made for an extension of credit from the Bank to close relatives of employees and/or entities in which the employee has a direct or indirect financial interest or material connection, such requests must be considered and acted upon entirely by staff members other than those having a relationship with the borrower.

4.	Because it presents the potential for difficulties in interpersonal relationships, the Bank discourages employees from making private loans to one another and with customers.

5.	An officer or employee may not accept a loan from a Bank customer or supplier. This prohibition does not apply to loans from banks or other financial institutions on customary terms to finance proper credit needs such as a home mortgage and consumer credit loans. Bank Executive Officers may borrow from other financial institutions providing such transactions are under customary terms and conditions and do not provide any preferential treatment. Each Executive Officer must maintain familiarity with and meet the reporting requirements of Regulation “O”.

ILLEGAL, FRAUDULENT, MISLEADING OR QUESTIONABLE ACTIVITIES -

Personal Conduct – Staff members, officers and directors are prohibited from engaging in any illegal activities as defined by Federal, State and local laws. Payments in the form of bribes or kickbacks to staff members, officers or directors are prohibited. No staff member, director or officer may knowingly make any false, fraudulent or misleading statement, which is related to or reflects upon their employment or upon the Bank itself.

Staff members, officers and directors are prohibited from attempting to or from corruptly altering, destroying, mutilating or concealing any record, document or other object with the intent to impair its integrity or availability for use in an official proceeding. Further, they are prohibited from obstructing or attempting to obstruct any official proceeding.

It is the policy of this Bank that each staff member; officer and director fully comply with applicable governmental rules and regulations. This requirement includes the full, accurate, timely and understandable disclosure of necessary information reflected in any reports which may be required to be filed on behalf of the Bank.

Staff members, officers or directors may not engage in nor condone a check writing scheme where a depositor takes advantage of the “float” to fund an interest free loan from the bank. Such a scheme may occur in numerous ways, for example:

Cashing a check outside the Bank where there are insufficient funds in the checking account to cover the check; using an ATM to obtain funds, which are not on deposit in the account.

Reporting Illegal or Improper Conduct – Staff members, officers and directors have an obligation to report any activity which they reasonably believe violates Banking or Securities laws, bank accounting or audit procedures or regulations, discrimination or harassment policies, compliance requirements or any harmful, fraudulent, illegal or potentially dangerous activity taking place on or in relation to the bank or its property.

Such reports may be made anonymously or personally to the compliance officer who is responsible for the specific area(s) involved. Alternately, you may choose to report such concerns to your supervisor, Human Resources, or the President. In the case of irregularities regarding Bank audit or accounting functions, the Bank’s Audit Committee of the Board of Directors has established a procedure for concerns and/or complaints involving accounting, internal accounting controls, auditing matters or financial reporting practices. In such cases, concerns and/or complaints may be made confidentially and/or anonymously to the Audit Committee of the Board of Directors by mailing the complaint or concern to the chairman of the Bank’s Audit Committee. The name and address of the chairman of the Bank’s Audit Committee is posted on the bank’s employee intranet.

Retaliation against staff members, officers or directors who participate in investigations or proceedings regarding such unlawful or improper conduct is strictly prohibited. Good faith concerns properly presented by concerned staff members are welcomed and encouraged.

Retaliation against any staff member, officer or director in violation of Bank policy should be immediately reported to your supervisor, to human resources or to the President. Any such complaint will be promptly and thoroughly investigated and effective remedial action will be taken.

Bank Secrecy/Anti-Money Laundering/Privacy

The USA Patriot Act was passed by congress after the September 11, 2001, terrorist attacks on our country. The intent was to identify illegal aliens and determine if any individual appears to be affiliated with any terrorists or terrorist organizations. The bank has designated the Compliance Officer as its Bank Secrecy Act, Patriot Act and Anti-Money Laundering Act Officer. As such, the bank’s Compliance Officer is responsible for day to day coordination and overall compliance with the laws and regulations discussed in this policy. S/He is also responsible for maintaining the highest employee vigilance regarding policies discussed herein with recurrent training and monitoring of employee compliance with the requirements of these policies and regulations.

Customer/Employee Identification Program

The USA Patriot Act requires the U.S. Department of the Treasury to adopt regulations that require and establish minimum standards for financial institutions’ Customer Identification Program (CIP), which would identify and verify any persons who apply to open an account. The Act is very broad and encompasses a variety of entities including First Capital Bank.

It is the policy of First Capital Bank to comply with these regulations and to be vigilant in collecting information when opening new accounts by potential customers and potential employees. Potential employees must complete a U. S. Department of Justice Immigration and Naturalization Service I-9 Form which helps establish identity of future employees of the bank. A Customer Identification Program (CIP) will be used by First Capital Bank to identify and verify any persons who apply to open a depository or loan account at our financial institution for personal or business use. Employees who are involved in opening such new accounts must comply with the bank’s written minimum identification requirements for opening a depository or loan account. Employees must comply with the Bank’s established procedures regarding situations in which , after following bank customer identity procedures, the employee is unable to reasonably ascertain the true identity of the customer. Further, each employee is required to comply with legal requirements and bank procedures to record and retain identifying information provided by the customer, a description of any document relied on, the methods and results of any measures undertaken to verify the identity of the customer, and the resolution of any substantive discrepancies discovered when verifying the identifying information obtained.

Anti-Money Laundering Program

The USA Patriot Act in effect makes banks partners with the federal government in combating intentional money laundering. Money laundering can occur in two ways: The introduction of illegally obtained currency into the banking system, or when the banking system is used to illegally hide currency that was lawfully obtained. When banks knowingly accept the cash deposits of criminals, they legitimize (launder) the proceeds. Accordingly, criminals do business with banks. Therefore, First Capital Bank must be diligent in detecting and reporting suspicious banking activity.

It is essential that employees recognize and immediately report to the Compliance Officer (or designee) any suspicious activity and/or reportable currency transaction regarding either commercial and/or consumer accounts as defined in the banks’ compliance policy and as reviewed from time to time in our compliance training programs.

USA Patriot Act Reporting & Response/Bank Secrecy Act

The Bank’s Compliance Officer is designated the bank’s authorized contact for communicating with the authorities on matters pertaining to the laws and regulations discussed herein. Due to the highly confidential nature of this information, only employees specifically authorized to assist the Compliance Officer will have access to information requested by or provided to the federal government under the USA Patriot Act or Bank Secrecy Act. Any unauthorized disclosure of any such information will be grounds for dismissal and may also be a violation of law.

Identity Theft

Identity Theft in the banking industry may occur when a person is suspected of having used someone else’s social security number and personal data in order to obtain a loan in that person’s name; or established fraudulent bank accounts using the identities of numerous persons.

Additionally, identity theft could occur where a bank employee or bank insider has:

1.	Been assigned to work on one type of account and then accessed unrelated, different types of accounts or account information with no valid or permissible business purpose;

2.	Copied or transferred customers’ personal information to a third party who is not employed by the bank, and not otherwise authorized by the bank or customers to review or possess the information;

3.	Altered or changed more than one account record to reflect addresses or phone numbers that are unknown to the true customers;

4.	Processed or ordered more than one replacement credit card or other product, when the credit cards or other products are sent to addresses unknown to the customers;

5.	Linked more than two accounts for unrelated customers who are unknown to each other, and who have not authorized such account linkages; or

6.	Been arrested, or charged with a crime when customer personal information, customer account documentation, or customer identification was found in the possession of the bank employee or insider at a location outside of the bank.

Employees or bank insiders who are involved in any type of identity theft activities whether as described above or otherwise will be appropriately disciplined and, where appropriate, legal authorities will be notified.

Privacy

The Bank’s policies and practices with regard to the confidentiality and security of nonpublic, personal customer and/or employee information affirm our commitment to maintain the highest standards of confidentiality regarding their personal, nonpublic information. Both customer contact and non-customer contact employees have access to such confidential customer information. It is of the utmost importance that each employee use extreme care to safeguard our customer’s confidential information and report any violation of this trust, whether willful or unintentional, to management. Additionally, in performing our duties each of us may come in contact with personal employee information which must be treated with the same high standards of confidentiality and privacy. For example, financial information or any medical information about any employee must not be discussed nor revealed inside nor outside the bank. Medical information which must be input to the insurance provider must not be revealed by employees who process such information within the bank. If any employee is in doubt regarding any request for disclosure of customer or employee information either inside or outside the bank, immediately contact the bank’s Compliance Officer or the CEO before disclosing any customer or employee information.

Failure to Comply

Any failure to comply with any of the provisions of this policy whether willful or unintentional, will result in appropriate disciplinary action which may include termination of employment. Further, in some situations, violation may be a violation of federal law which may subject the employee to fines and/or prosecution.